Exhibit 3

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

CORPORATE STRUCTURE

Shaw Communications Inc. (“Shaw” or the “Company”) is a diversified communications and media company. Shaw serves 3.2 million consumers and businesses through a reliable and extensive fibre network. Shaw provides consumers with broadband Internet, WiFi, Digital Phone and Video services. Shaw Business provides businesses with Internet, data, WiFi, telephony, Video and fleet tracking services, and ViaWest provides collocation, cloud and managed services. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks, including HGTV Canada, Food Network Canada, HISTORY® and Showcase.

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. Shaw was reorganized pursuant to a plan of arrangement under the Business Corporations Act (Alberta) effective September 1, 1999, and amended its articles on January 28, 2004 to limit the number of Class A Voting Participating Shares that may be issued and on May 26, 2011 to create the Series A Shares and Series B Shares (each as hereinafter defined). The head and registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

The following table lists certain subsidiaries and entities owned or controlled by Shaw, their jurisdictions of incorporation or organization and the nature of their operations. All of such entities are wholly-owned, directly or indirectly, by Shaw.

Entity	Jurisdiction	Nature of Operations
Shaw Cablesystems Limited	Alberta	Television Distribution Services
Shaw Cablesystems G.P.(2)	Alberta	Television Distribution and Internet Services
Shaw Envision Inc.	Alberta	Telecommunications Services
Shaw Telecom Inc.	Alberta	Telecommunications Services
Shaw Telecom G.P.(3)	Alberta	Telecommunications Services
Shaw Satellite Services Inc.	Federal	Satellite Services
Star Choice Television Network Incorporated	Federal	Satellite Services
Shaw Satellite G.P.(4)	Alberta	Satellite Services
Shaw Media Inc.	Alberta	Over-the-air and specialty television businesses
Shaw Television Limited Partnership	Manitoba	Over-the-air and specialty television businesses
ViaWest Inc.(5)	Delaware	Data centre colocation, managed and cloud services

Notes:

(1)

The above table lists subsidiaries of Shaw in accordance with the Canadian Securities Administrators National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) as well as certain other entities owned or controlled, directly or indirectly, by Shaw.

(2)	Shaw Cablesystems G.P. is a partnership of Shaw Communications Inc. and Shaw Cablesystems Limited formed to operate the cable television and internet systems owned by the partners.
(3)	Shaw Telecom G.P. is a partnership of Shaw Telecom Inc. and Shaw Business Inc. formed to operate the telecommunications systems owned by the partners.
(4)	Shaw Satellite G.P. is a partnership of Shaw Satellite Services Inc. and Star Choice Television Network Incorporated formed to operate the satellite systems owned by the partners.
(5)	ViaWest Inc. was acquired on September 2, 2014.

Unless the context otherwise indicates, a reference to “Shaw” or the “Company” in this Annual Information Form means Shaw Communications Inc. and its subsidiaries and other entities owned or controlled, directly or indirectly, by Shaw Communications Inc.

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

DESCRIPTION OF THE BUSINESS

To comply with Items 4.1, 4.2, 5.1 and 5.2 of Form 51-102F2 of NI-51-102, the following subsections of the section titled “Description of the Business” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2014 (the “2014 Annual MD&A”) are incorporated by reference herein:

A. Company overview – core business and strategies

B. Description of the business

C. Seasonality and other additional information concerning the business

D. Government regulations and regulatory developments

I. Known events, trends, risks and uncertainties

The 2014 Annual MD&A, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

CAPITAL STRUCTURE, DIVIDENDS AND RELATED MATTERS

1.	Description of Capital Structure

(a)	General

The authorized share capital of the Company consists of a limited number of Class A Participating Shares (the “Class A Shares”), which are voting, as described below; an unlimited number of Class B Non-Voting Participating Shares (the “Class B Non-Voting Shares”); an unlimited number of Class 1 Preferred Shares (the “Class 1 Preferred Shares”) issuable in series; and an unlimited number of Class 2 Preferred Shares (the “Class 2 Preferred Shares”) issuable in series, of which 12,000,000 were designated Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and 12,000,000 were designated Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”). As at August 31, 2014, there were 22,520,064 Class A Shares, 439,606,326 Class B Non-Voting Shares and 12,000,000 Series A Shares outstanding.

(b)	Class A Shares and Class B Non-Voting Shares

(i)	Authorized Number of Class A Shares

The authorized number of Class A Shares is limited to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares (subject to certain conversion rights as described below under the heading “Conversion Privileges”).

(ii)	Voting Rights

The holders of Class A Shares are entitled to one vote per share at all meetings of shareholders. The holders of Class B Non-Voting Shares are entitled to receive notice of, to attend and to speak at all meetings of shareholders but are not entitled to vote thereat except as required by

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

law and except upon any resolution to authorize the liquidation, dissolution and winding-up of Shaw or the distribution of assets among the shareholders of Shaw for the purpose of winding up its affairs, in which event each holder of Class B Non-Voting Shares will be entitled to one vote per share.

(iii)	Dividends

In general, subject to the rights of any preferred shares outstanding from time-to-time (such as the Series A Shares), holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors of Shaw determines to declare on a share-for-share basis, as and when any such dividends are declared or paid, except that, for each Dividend Period (as defined below), the aggregate of the dividends (other than stock dividends) declared and paid on each Class A Share shall be $0.0025 per share per annum less than the aggregate of the dividends declared and paid on each Class B Non-Voting Share, subject to proportionate adjustment in the event of any future consolidations or subdivisions of Class A Shares and Class B Non-Voting Shares and in the event of any issue of Class A Shares and Class B Non-Voting Shares by way of stock dividends. A “Dividend Period” is defined as the fiscal year of Shaw or such other period, not to exceed one year, in respect of which the directors of Shaw have announced a current policy to declare and pay, or set aside for payment, regular dividends on the Class A Shares and Class B Non-Voting Shares.

(iv)	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Shaw or other distribution of assets of Shaw for the purpose of winding up its affairs, all property and assets of Shaw available for distribution to the holders of Class A Shares and Class B Non-Voting Shares will be paid or distributed equally, share-for-share, to the holders of Class A Shares and Class B Non-Voting Shares without preference or distinction.

(v)	Conversion Privileges

Any holder of Class A Shares may, at any time or from time-to-time, convert any or all Class A Shares held by such holder into Class B Non-Voting Shares on the basis of one Class B Non-Voting Share for each Class A Share so converted.

Subject to certain exceptions described below, if an Exclusionary Offer is made, any holder of Class B Non-Voting Shares may, at any time or from time-to-time during a Conversion Period, convert any or all of the Class B Non-Voting Shares held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted. For the purpose of this paragraph, the following terms have the following meanings:

“Class A Offeror” means a person or company that makes an offer to purchase Class A Shares (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder;

“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

“Exclusionary Offer” means an offer to purchase Class A Shares that:

(A)

must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Shares are listed, be made to all or substantially all holders of Class A Shares who are residents of a province of Canada to which the requirement applies; and

(B)

is not made concurrently with an offer to purchase Class B Non-Voting Shares that is identical to the offer to purchase Class A Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Class A Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A Shares, and for the purposes of this definition if an offer to purchase Class A Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for this sub-clause (B), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Non-Voting Shares;

“Expiry Date” means the last date upon which holders of Class A Shares may accept an Exclusionary Offer;

“Offer Date” means the date on which an Exclusionary Offer is made; and

“Transfer Agent” means the transfer agent for the time being of the Class A Shares.

Subject to certain exceptions, the conversion right of a holder of Class B Non-Voting Shares shall not come into effect if:

(A)

prior to the time at which the offer is made there is delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

a.

tender any shares in acceptance of any Exclusionary Offer without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

b.	make any Exclusionary Offer;

c.	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

d.

transfer any Class A Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(B)

as of the end of the seventh day after the Offer Date there has been delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

a.	the number of Class A Shares owned by the shareholder;

b.	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

c.

that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

d.

that such shareholder shall not transfer any Class A Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(C)

as of the end of the seventh day after the Offer Date, a combination of certificates that comply with either clause (a) or (b) from shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, has been delivered to the Transfer Agent and to the Secretary of Shaw.

(vi)	Modification

Neither the Class A Shares nor the Class B Non-Voting Shares may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class is also subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

(vii)	Offer to Purchase

Shaw may not make an offer to purchase any outstanding Class A Shares unless at the same time it makes an offer to purchase, on the same terms, an equivalent proportion of the outstanding Class B Non-Voting Shares.

(viii)	Redemption

Neither the Class A Shares nor the Class B Non-Voting Shares are redeemable at the option of either Shaw or the holder thereof.

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

(c)	Preferred Shares

(i)	Class 1 Preferred Shares

The Class 1 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time-to-time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of the Class 1 Preferred Shares of such series to require the redemption thereof), conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Class 1 Preferred Shares of such series.

The shares of each successive series of Class 1 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares as to dividends of not less than 1/100th of a cent per share, and shall not confer upon the shares of one series a priority over the shares of any other series of the Class 1 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of the Class 1 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of Class 1 Preferred Shares in respect of accumulated dividends and return of capital.

(ii)	Class 2 Preferred Shares

The Class 2 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time-to-time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of the Class 2 Preferred Shares of such series to require the redemption thereof), conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Class 2 Preferred Shares of such series.

The shares of each successive series of Class 2 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares (but shall rank junior to the Class 1 Preferred Shares) as to dividends and shall not confer upon the shares of one series a priority over the shares of any other series of Class 2 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 2 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 2 Preferred Shares in respect of accumulated dividends and return of capital.

(iii)	Series A Shares and Series B Shares

The Series A Shares and the Series B Shares are each a series of Class 2 Preferred Shares. On May 31, 2011, the Company issued 12,000,000 Series A Shares.

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

Holders of the Series A Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors of the Company, payable quarterly on the last day of each March, June, September and December (or if such date is not a business day, the next succeeding business day) at an annual rate of $1.125 per Series A Share, for the initial five-year period ending on June 30, 2016. The dividend rate will be reset on June 30, 2016 and every five years thereafter at a rate equal to the sum of the five-year Government of Canada bond yield and 2.00%.

On June 30, 2016 and on June 30 of every fifth year thereafter, the Company may, at its option, redeem the Series A Shares in whole or in part by the payment of $25.00 in cash per Series A Share together with all declared and unpaid dividends to but excluding the date fixed for redemption. The Series A Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Series A Shares. Holders of Series A Shares will have the right, at their option, to convert all or any of their Series A Shares into Series B Shares, on the basis of one Series B Share for each Series A Share, subject to certain conditions, on June 30, 2016 and on June 30 of every fifth year thereafter.

Holders of the Series B Shares will be entitled to receive quarterly floating rate cumulative preferred cash dividends, as and when declared by the Board of Directors of the Company, payable on the last day of each March, June, September and December (each three month period ending on such a day, a “Quarterly Floating Rate Period”) in the amount per Series B Share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year, where the “Floating Quarterly Dividend Rate” for a Quarterly Floating Rate Period equals the sum of 2.00% and the average yield expressed as an annual rate on three-month Government of Canada treasury bills for the most recent treasury bills auction that precedes by at least 30 days the first day of such Quarterly Floating Rate Period.

On any Series B Conversion Date (as hereinafter defined) on and after June 30, 2021, the Company may, at its option, redeem the Series B Shares in whole or in part by the payment of $25.00 in cash per Series B Share together with all declared and unpaid dividends to, but excluding, the date fixed for redemption. On any date after June 30, 2016 that is not a Series B Conversion Date, the Company may, at its option, redeem all or any part of the outstanding Series B Shares by the payment of an amount in cash of $25.50 per Series B Share together with all declared and unpaid dividends to but excluding the redemption date. The Series B Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Series B Shares.

Holders of Series B Shares will have the right, at their option, on June 30, 2021 and on each June 30 every fifth year thereafter (each such date a “Series B Conversion Date”), to convert, subject to certain conditions, all or any of their Series B Shares, into Series A Shares, on the basis of one Series A Share for each Series B Share.

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior satisfaction of the claims of all creditors of the Company and of holders of shares of the Company ranking prior to the Series A Shares and the Series B Shares,

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

the holders of Series A Shares and Series B Shares will be entitled to payment of $25.00 per share, and all accrued and unpaid dividends up to, but excluding, the date fixed for payment or distribution, before any amount may be paid or any assets of the Company are distributed to the registered holders of any shares ranking junior to the Series A Shares and the Series B Shares. After payment of such amounts, the holders of Series A Shares and Series B Shares will not be entitled to share in any further distribution of the assets of the Company.

Subject to applicable law, holders of the Series A Shares and Series B Shares will not be entitled to receive notice of, attend, or vote at any meeting of shareholders of the Company. In the event that, at any time, the Company has failed to pay eight quarterly dividends on the Series A Shares or the Series B Shares, which, at such time, have not been paid in full, whether or not such dividends are consecutive and whether or not such dividends have been declared, the Company shall take all necessary steps to nominate for election to the Board of Directors one independent candidate proposed by the holders of the Series A Shares, the Series B Shares and the holders of any other preferred shares in the capital of the Company in whose favour any right to nominate upon failure of the Company to pay dividends is then in force, all of such holders to be considered one class for the purpose of proposing such candidate. Such candidate shall be nominated for election at the next scheduled annual shareholders’ meeting following the Company’s failure to pay such dividends, such election to be pursuant to the vote of all shareholders eligible to vote in respect thereof in accordance with the articles and by-laws of the Company. Until all such dividends are paid in full, such a nominee shall be nominated for election at each annual shareholders’ meeting. When such dividends are paid in full, this right shall be extinguished and the nominee shall immediately resign. This right shall become effective again at such time as the Company may again so fail to pay dividends.

(d)	Share Constraints

The statutes which govern the provision of broadcasting and telecommunications services by Shaw and its regulated subsidiaries impose restrictions on the ownership of shares of the Company and its regulated subsidiaries by persons that are not Canadian. In order to ensure that the Company and its regulated subsidiaries remain eligible or qualified to provide broadcasting and telecommunications services in Canada, the articles of the Company require its directors to refuse to issue or register the transfer of any Class A Shares to a person that is not a Canadian if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the directors of Shaw are required to refuse to issue or register the transfer of any Class A Shares to a person in circumstances where such issue or transfer would affect the ability of the Company and its regulated subsidiaries to obtain, maintain, amend or renew a license to carry on any business. The articles of the Company further provide that if, for whatever reason, the number of Class A Shares held by non-Canadians or other such persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Shaw may, to the extent permitted by corporate or communications statutes, sell the Class A Shares held by such non-Canadians or other persons as if it were the owner of such shares. The articles of the Company also give its directors the right to refuse to issue or register the transfer of shares of any class in the capital of the Company if (i) the issue or the transfer requires the prior approval of a regulatory authority unless and until such approval has been obtained; or (ii) the person to whom the shares are to be issued or transferred has not provided Shaw with such information as the directors may request for the purposes of administering these share constraints.

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

2.	Dividends

(a)	Dividend Policy

The Company’s dividend policy for Class A Shares and Class B Non-Voting Shares is reviewed on a quarterly basis by the Board of Directors of Shaw. In general, subject to the rights of any preferred shares outstanding from time-to-time, holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, if, as and when any such dividends are declared and paid.

In accordance with the terms and conditions of such shares, for each Dividend Period the aggregate of the dividends (other than stock dividends) declared and paid on each Class A Share shall be $0.0025 per share per annum less than the aggregate of the dividends declared and paid on each Class B Non-Voting Share. See the information under the heading “Capital Structure, Dividends and Related Matters – Description of Capital Structure – Class A Shares and Class B Non-Voting Shares – Dividends”.

Dividends on the Series A Shares and the Series B Shares are described under the heading “Capital Structure, Dividends and Related Matters – Description of Capital Structure – Preferred Shares – Series A Shares and Series B Shares”.

(b)	Dividend Rates and Payment Dates

The tables below set out dividend amounts and payment dates for the Class A Shares, the Class B Non-Voting Shares and Series A Shares for the fiscal year ended August 31, 2014 and the aggregate annual cash dividends declared per Class A Share, Class B Non-Voting Share and Series A Share for each of the past three fiscal years.

Payment Dates	Dividends on Class A Shares	Dividends on Class B Non-Voting Shares	Payment Dates	Dividends on Series A Preferred Shares
September 27, 2013	$0.084792	$0.085	September 30, 2013	$0.28125
October 30, 2013	$0.084792	$0.085
November 28, 2013	$0.084792	$0.085
December 30, 2013	$0.084792	$0.085	December 31, 2013	$0.28125
January 30, 2014	$0.084792	$0.085
February 27, 2014	$0.084792	$0.085
March 28, 2014	$0.091458	$0.091667	March 31, 2014	$0.28125
April 29, 2014	$0.091458	$0.091667
May 29, 2014	$0.091458	$0.091667
June 27, 2014	$0.091458	$0.091667	June 30, 2014	$0.28125
July 30, 2014	$0.091458	$0.091667
August 28, 2014	$0.091458	$0.091667

Payment Period	Dividends on Class A Shares	Dividends on Class B Non-Voting Shares		Dividends on Series A Preferred Shares
Fiscal 2012	$0.942498	$0.945000		$1.21978
Fiscal 2013	$0.992502	$0.994998		$1.12500
Fiscal 2014	$1.057500	$1.060002		$1.12500

3.	Ratings

The following information relating to the Company’s credit and preferred share ratings is provided as it relates to the Company’s financing costs, liquidity and operations. Specifically,

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

credit ratings affect the Company’s ability to obtain short-term and long term financing and the cost of such financing. Additionally, the ability of the Company to engage in certain business activities on a cost effective basis may depend on these ratings. A reduction in the current ratings, particularly a downgrade below investment grade ratings or a negative change in the Company’s ratings outlook, could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. In addition, changes in these ratings may affect the Company’s ability to, and the associated costs of, entering into and maintaining ordinary course contracts with customers or suppliers on acceptable terms.

The following table sets forth the ratings assigned to the Company’s senior note obligations by DBRS Limited (“DBRS”), Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“S&P”) and Moody’s Investors Services, Inc. (“Moody’s”).

Security	DBRS(1)	Moody’s(2)	S&P(3)
Senior Notes	BBB (stable)	Baa3 (stable)	BBB-(positive)

Notes:

(1)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is the fourth highest of ten categories and is assigned to debt securities considered to be of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, but the entity may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within certain rating categories indicates relative standing within such category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

(2)

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody’s is the fourth highest of nine categories and denotes obligations judged to be medium grade and subject to moderate credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid- range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(3)

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of ten major categories. According to the S&P rating system, an obligor with debt securities rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

The following table sets forth the ratings assigned to the Series A Shares by DBRS and S&P.

Security	DBRS(1)	S&P(2)
Series A Shares	Pfd-3 (stable)	P-3 (stable)

Notes:

(1)

DBRS ratings for preferred shares range from a high of Pfd-1 to a low of D. A Pfd-3 rating by DBRS is the third highest of six categories granted by DBRS. According to the DBRS rating system, securities rated Pfd-3 are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. “High” or “low” grades are used to indicate the relative standing within a rating category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

(2)

S&P’s ratings for preferred shares range from a high of P-1 to a low of D. A P-3 rating by S&P is the third highest of eight categories granted by S&P. According to the S&P rating system, while securities rated P-3 are regarded as having significant speculative characteristics, they are less vulnerable to non-payment than other speculative issues, however face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from P-1 to P-5 may be modified by “high” and “low” grades which indicate relative standing within the major rating categories. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

Each rating agency has several categories of long-term ratings that may be assigned to a particular security. Prospective purchasers of such securities should consult the rating organization with respect to the interpretation and implication of the foregoing ratings and outlooks.

Ratings are intended to provide investors with an independent measure of the quality of the relevant securities. Ratings accorded by a rating agency are not recommendations to purchase, hold or sell the relevant securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. The lowering of any rating may negatively affect the quoted market price, if any, of the relevant securities.

The Company made payments to each of DBRS, Moody’s and S&P in connection with obtaining the above ratings, but has not made any other payments to DBRS, Moody’s or S&P over the past two years.

4.	Market for Securities

(a)	Marketplaces

As at August 31, 2014, the following securities of the Company were listed and posted for trading on the exchanges set forth below.

Security	Exchange	Symbol	CUSIP Number
Class A Shares	TSX Venture Exchange	SJR.A	82028K101
Class B Non-Voting Shares	Toronto Stock Exchange	SJR.B	82028K200
	New York Stock Exchange	SJR	82028K200
Series A Shares	Toronto Stock Exchange	SJR.PR.A	82028K879

(b)	Trading Price and Volume

The following table sets forth, for each month during the fiscal year ending August 31, 2014, the monthly price range and volume traded for the Class A Shares on the TSX Venture Exchange and for the Class B Non-Voting Shares and Series A Shares on the Toronto Stock Exchange (TSX).

	Class A Shares TSX Venture-SJR.A			Class B Non-Voting Shares TSX-SJR.B			Series A Shares TSX-SJR.PR.A
	High	Low	Volume	High	Low	Volume	High	Low	Volume
September 2013	26.99	24.79	2,323	24.90	23.76	15,094,122	23.73	22.65	194,116
October 2013	26.98	24.85	13,669	25.75	23.69	16,880,964	23.14	22.50	367,821
November 2013	26.66	25.33	7,454	25.23	24.10	14,171,549	23.47	22.52	325,600
December 2013	27.92	25.45	7,102	25.96	24.30	15,003,262	23.35	20.60	493,758
January 2014	26.95	25.60	7,208	25.81	24.33	28,687,248	22.37	21.48	126,241
February 2014	28.50	25.59	11,018	26.08	24.28	20,746,111	22.79	22.00	100,041
March 2014	27.98	25.56	10,800	26.50	25.42	17,369,988	22.97	21.90	182,200
April 2014	28.47	26.30	4,895	26.80	25.64	14,686,711	22.90	21.96	132,142
May 2014	29.40	28.27	10,902	27.38	26.50	11,077,052	23.37	22.24	914,413
June 2014	30.82	25.79	7,974	27.55	26.19	16,293,954	22.99	22.22	166,582
July 2014	33.45	29.24	5,792	28.05	26.58	15,101,779	23.33	22.25	158,030
August 2014	33.00	31.38	3,765	27.63	26.51	10,001,060	22.91	22.45	75,144

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

DIRECTORS AND OFFICERS

1.	Directors

Set forth below is a list of the directors of the Company as of November 28, 2014 indicating their municipality, province or state and country of residence, their principal occupations during the five preceding years and the year in which they became a director of the Company. Directors are typically elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name and Municipality of Residence	Principal Occupation During the Five Preceding Years	Director Since

Peter J. Bissonnette Calgary, Alberta, Canada	President of the Company	2009

Adrian I. Burns Ottawa, Ontario, Canada	Corporate Director; President and CEO of Western Limited, a Saskatchewan real estate company; Vice Chair of the National Arts Centre; former Member of the Copyright Board of Canada; former Commissioner of the CRTC	2001

George F. Galbraith Vernon, British Columbia, Canada	Corporate Director; former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia	1991

Richard R. Green Boulder, Colorado U.S.A.	Corporate Director; former President and CEO of Cable Television Laboratories Inc. (CableLabs®), a non-profit research development consortium dedicated to pursuing new cable telecommunications technologies	2010

Lynda Haverstock Saskatoon, Saskatchewan Canada	Corporate Director; former Senior Vice President, Special Projects of RMD Engineering; former President and Chief Executive Officer of Tourism Saskatchewan; former Lieutenant Governor of Saskatchewan	2007

Gregory J. Keating Porters Lake, Nova Scotia Canada	Chairman and Chief Executive Officer, Altimax Venture Capital, parent company of the Keating Group which comprises a diverse portfolio of business interests	2007

Michael W. O’Brien Canmore, Alberta, Canada	Corporate Director; former Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated energy company	2003

Paul K. Pew, Toronto, Ontario, Canada	Co-Founder and Co-Chief Executive Officer of G3 Capital Corp., a Toronto-based alternative asset manager; Corporate Director and Private Investor; former Vice Chairman, Investment Banking, GMP Securities Ltd., an independent investment dealer	2008

Jeffrey C. Royer Toronto, Ontario, Canada	Private Investor	1995

Bradley S. Shaw(1) Calgary, Alberta, Canada	Chief Executive Officer of the Company since November 2010 and, prior thereto, Executive Vice President	1999

Jim Shaw(1) Calgary, Alberta, Canada	Vice Chair of the Company and, until November 2010, Chief Executive Officer of the Company	2002

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

Name and Municipality of Residence	Principal Occupation During the Five Preceding Years	Director Since

JR Shaw(1) Calgary, Alberta, Canada	Founder and Executive Chair of the Company	1966

JC Sparkman Lakewood, Colorado U.S.A.	Corporate Director; former Executive Vice President and Executive Officer of Telecommunications Inc. (also known as TCI), one of the largest cable television operators in the United States	1994

Carl E. Vogel Cherry Hills Village, Colorado U.S.A.

Private Investor; Senior Advisor to DISH Network; Industry Advisor focused on media and communications for Kohlberg Kravis Roberts & Co. L.P.; former Senior Advisor and Operating Partner with The Gores Group; former Vice Chairman of DISH Network Corporation (formerly EchoStar Communications Corporation, a satellite-delivered digital television services provider in the United States) and EchoStar Corp. (a developer of set-top boxes and other electronic technology); former President and Vice Chairman of EchoStar Communications Corporation; former President, Chief Executive Officer and a director of Charter Communications, a broadband service provider in the United States

		2006

Sheila C. Weatherill Edmonton, Alberta Canada	Corporate Director; former President and Chief Executive Officer of the Capital Health Authority, the Edmonton region health administrative authority	2009

Willard H. Yuill Medicine Hat, Alberta, Canada	Chairman and Chief Executive Officer of The Monarch Corporation, a private investment company	1999

Note:

(1)	JR Shaw is the father of brothers, Jim Shaw and Bradley S. Shaw.

2.	Board Committee Members

The Board of Directors of the Company has established four standing committees: Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation. The membership of each committee is set forth below.

The Executive Committee consists of JR Shaw (Chair), Adrian Burns, Michael W. O’Brien, Bradley S. Shaw and JC Sparkman.

The Audit Committee consists of Paul Pew (Chair), Gregory J. Keating, Jeffrey C. Royer and Carl E. Vogel. For further details concerning the Audit Committee, see the information under the heading “Audit Committee”.

The Corporate Governance and Nominating Committee consists of Michael W. O’Brien (Chair), Adrian Burns, George F. Galbraith and Dr. Lynda Haverstock.

The Human Resources and Compensation Committee consists of Willard H. Yuill (Chair), Richard Green, JC Sparkman and Sheila C. Weatherill.

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

3.	Executive Officers

Set forth below is a list of the executive officers of the Company as of November 28, 2014 indicating their municipality, province or state and country of residence and their respective positions with the Company. Officers are appointed annually and serve at the discretion of the Board of Directors of the Company.

Name and Municipality of Residence	Principal Position with the Company

JR Shaw(1) Calgary, Alberta, Canada	Executive Chair

Jim Shaw(1) Calgary, Alberta, Canada	Vice Chair

Bradley Shaw(1) Calgary, Alberta, Canada	Chief Executive Officer

Peter Bissonnette Calgary, Alberta, Canada	President

Steve Wilson Calgary, Alberta, Canada	Executive Vice President, Corporate Development, & Chief Financial Officer

Jay Mehr Calgary, Alberta, Canada	Executive Vice President & Chief Operating Officer

Barbara Williams Toronto, Ontario, Canada	Executive Vice President, Broadcasting & President, Shaw Media

Peter Johnson Calgary, Alberta, Canada	Senior Vice President, General Counsel & Corporate Secretary

Rhonda D. Bashnick Calgary, Alberta, Canada	Senior Vice President, Finance

Louis A. Desrochers, CM, AOE, Q.C., LLD Edmonton, Alberta, Canada	Honorary Secretary

Note:

(1)	JR Shaw is the father of brothers, Jim Shaw and Bradley Shaw.

All of the above officers have been employed in various capacities by the Company during the past five years except Louis A. Desrochers, Q.C. who was counsel with McCuaig Desrochers, Barristers and Solicitors, until September 2003 and is now retired.

4.	Shareholdings of Directors and Executive Officers

To the knowledge of the Company, the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 17,868,500 Class A Shares, representing, as of November 28, 2014, approximately 79.3% of the issued and outstanding shares of such class. Of such number, JR Shaw beneficially owns, controls or directs 17,782,600 Class A Shares, representing approximately 79% of the issued and outstanding shares of such class. JR Shaw, members of his family and corporations owned or controlled by them are parties to a Voting Trust Agreement relating to all Class A Shares that they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees.

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

AUDIT COMMITTEE

1.	Audit Committee Charter

The Audit Committee of the Board of Directors of the Company is responsible for overseeing the integrity of the Company’s financial reporting process.

A copy of the charter of the Audit Committee is attached as Schedule A to this Annual Information Form.

2.	Audit Committee Composition, Education and Experience

The Audit Committee consists of Paul K. Pew (Chair), Gregory J. Keating, Jeffrey C. Royer and Carl E. Vogel. Each member of the Audit Committee is independent and financially literate, as such terms are defined in Multilateral Instrument 52-110 – Audit Committees. In addition, Messrs. Pew, Royer and Vogel each qualify as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below.

Paul Pew (Chair) is the Co-Founder and Co-Chief Executive Officer of G3 Capital Corp., a Toronto-based alternative asset manager (G3’s principal units operate within the hedge fund and venture fund areas). He formerly served as a Senior Financial Analyst and Investment Banker with GMP Securities Ltd. He received his Honors Business Administration from the University of Western Ontario and is a Chartered Accountant and Chartered Financial Analyst.

Gregory Keating is Chairman and Chief Executive Officer of Altimax Venture Capital, parent company of the Keating Group which comprises a diverse portfolio of business interests, and was President of Access Communications Inc. from 1992 to 1999. He has completed the YPO Harvard School of Business CEO Program.

Jeffrey Royer is a private investor. Mr. Royer serves as Chairman of Baylin Technologies Inc. (TSX listed) and (BY) Medimor Ltd. and is a director of Emmit Labs Inc. and Massuah Hotels, Jerusalem, Israel. Mr. Royer has served as director of several other not-for-profit organizations. Mr. Royer is a General Partner of the Arizona Diamondbacks Baseball Club. He served as a member and Chairman of the Audit Committee in previous years. Mr. Royer received his BA in Economics from Lawrence University.

Carl Vogel is a private investor. He is senior advisor of DISH Network Corporation and an industry advisor focused on media and communications for Kohlberg Kravis Roberts & Co. L.P., an alternative asset management firm, and formerly a senior advisor and operating partner with The Gores Group, a private equity firm. He is Director of AMC Networks Inc., Ascent Capital Group, Inc., DISH Network Corporation, Sirius / XM Corporation and Universal Electronics Inc. (each, NASDAQ listed). He is a member of the audit committees of AMC Networks Inc. (as chair), Ascent Capital Group, Inc. and Universal Electronics Inc. Mr. Vogel is also a Director of several private companies and not-for-profit organizations. Mr. Vogel holds a Bachelor of Science Degree in Finance and Accounting from St. Norbert College in Wisconsin and was formerly an active Certified Public Accountant.

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

3.	Audit Fees

The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP, the auditors of the Company, for audit (including separate audits of non-wholly owned entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act-related services), audit-related, tax and other services in the fiscal years ended August 31, 2014 and 2013 were as follows:

Type of Service	Fiscal 2014	Fiscal 2013
Audit Fees	$2,917,080	$3,067,643
Audit-related Fees	126,353	30,113
Tax Fees	215,348	166,575
All Other Fees	-	27,648

Total	$3,258,781	$3,291,979

Audit-related fees for fiscal 2014 relate to due diligence in respect of the acquisition of ViaWest, Inc. and assurance services in respect of environmental reports and for fiscal 2013 relate to consultation on International Financial Reporting Standards (IFRS). The tax fees for fiscal 2014 relate to US tax advisory services in respect of the acquisition of Viawest, Inc., linear property tax compliance and general tax advisory services and for fiscal 2013 relate to advisory services in respect of purchase and sale of assets and linear property tax compliance. The other fees for fiscal 2013 relate to advisory services in respect of an assessment of a third party data centre services provider.

The Audit Committee of the Company considered and agreed that the above fees are compatible with maintaining the independence of the Company’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Company by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

LEGAL PROCEEDINGS

The Company is involved in litigation matters arising in the ordinary course and conduct of its business. Although such proceedings cannot be predicted with certainty, management of the Company does not expect that the outcome of these matters will have a material adverse effect on the Company.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Class A Shares, Class B Non-Voting Shares and Series A Shares is CST Trust Company at its principal offices in Vancouver, British Columbia; Calgary, Alberta; Toronto, Ontario; and Halifax, Nova Scotia. The co-registrar and co-transfer agent in the United States for the Class B Non-Voting Shares is BNY Mellon Shareowner Services at its principal office in Jersey City, New Jersey.

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

INTERESTS OF EXPERTS

The Company’s auditors are Ernst & Young LLP. The Company’s audited consolidated financial statements for the year ended August 31, 2014 have been filed under NI 51-102 – Continuous Disclosure Obligations. Ernst & Young LLP has communicated to the Company that, in their opinion, they are independent of the Company within the meaning of the rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the applicable rules and regulations adopted by the U.S Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information concerning the Company is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request without charge from the Senior Vice President, Finance of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans will be contained in the Company’s Proxy Circular for its January 14, 2015 shareholder’s meeting. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, and management’s discussion and analysis thereon. Copies of such documents may be obtained in the manner set forth above.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Statements included in this Annual Information Form that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially

Shaw Communications Inc.

ANNUAL INFORMATION FORM

November 28, 2014

different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors described in the Company’s 2014 Annual MD&A under the heading “Known events, trends, risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

SCHEDULE A

SHAW COMMUNICATIONS INC.

AUDIT COMMITTEE CHARTER

This Charter of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted and approved June 28, 2012.

I.	Mandate

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the effectiveness and integrity of the Corporation’s financial reporting, internal control and related management information systems; and overseeing the audits conducted by the Corporation’s external auditors.

The Committee will fulfill this mandate primarily by carrying out the duties and responsibilities set forth in Section IV of this Charter.

II.	Composition

The Committee shall be comprised of three or more directors that meet the independence, financial literacy, financial expertise, and other membership requirements under applicable laws, policies and guidelines of securities regulatory authorities and any other applicable policies established by the Board.

The members of the Committee shall be appointed by the Board annually. Each member shall serve until the next annual general meeting of shareholders of the Corporation or until his or her earlier resignation or removal by the Board. The Chair of the Committee shall be appointed by the Board annually and shall carry out the responsibilities and duties set forth in Section V of this Charter.

III.	Meetings

The Committee shall meet at least quarterly or more frequently as circumstances require or as requested by the Board, a member of the Committee, the Corporation’s external auditors or a senior officer of the Corporation.

The Committee shall also meet at least annually with the Corporation’s senior management (which shall include the Chief Financial Officer), internal auditors and external auditors in separate in camera sessions to discuss any matters that the Committee or any of these groups believe should be discussed privately. In addition, the Committee (or at least its Chair) shall meet with the external auditors and management quarterly to review the Corporation’s interim financial statements.

Notice of each meeting of the Committee shall be given to each member of the Committee as far in advance of the time for the meeting as practicable, but in any event, not later than 24 hours preceding the time of the meeting (unless otherwise waived by all members of the Committee). Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and, to the extent practicable, be accompanied by copies of documentation to be considered at the meeting.

i

A quorum for the transaction of business at a meeting shall consist of not less than a majority of the members of the Committee. Members of the Committee may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating by any such means shall be deemed to be present at that meeting.

Senior management of the Corporation and other parties may attend meetings of the Committee, as may be deemed appropriate by the Committee.

Minutes shall be kept of all meetings of the Committee (other than in camera sessions) and shall be signed by the Chair and Secretary of the meeting.

IV.	Responsibilities and Duties of the Committee

The Committee shall fulfill its oversight responsibilities primarily by carrying out the activities set forth below as well as all such other actions which may be incidental thereto or which may be necessary for the Committee to comply with the spirit and intent of this Charter and applicable law. The items enumerated below are not intended to be exhaustive of the duties of the Committee and may be supplemented and revised from time to time as may be appropriate.

Financial Statement Review

1.

Review with management and the internal and external auditors the Corporation’s annual financial statements (including any certification, report, opinion or review thereon rendered by external auditors) and any public disclosure documents containing financial information (including, in particular, management’s discussion and analysis (“MD&A”), prospectuses and registration statements) and make recommendations to the Board, as required, as to the approval of such documents prior to public disclosure.

2.

Review with management and the internal and external auditors the Corporation’s quarterly financial statements and any public disclosure documents containing financial information, and approve such quarterly financial statements for disclosure to the public (provided that such statements are subsequently tabled before the Board for ratification, confirmation and approval), or make recommendations to the Board, as required, as to the approval of such documents prior to public disclosure.

3.	Review earnings press releases as well as financial information and earnings guidance given to analysts and rating agencies.

4.	Review the Corporation’s public disclosure documents to ensure that they present all material information in a fair and balanced manner, in compliance with applicable requirements.

5.	Periodically consult with the Corporation’s external auditors in the absence of management concerning the fullness and accuracy of the Corporation’s financial statements.

6.

Establish regular, timely and separate systems of reporting to the Committee by each of management of the Corporation and the external auditors regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

7.

Review any proposed changes in major auditing and accounting practices and policies, the presentation of significant risks and uncertainties and key estimates and judgments of management that may be material to financial statement presentation and reporting.

8.	Obtain assurance that financial statement certifications and attestations from management of the Corporation have been or will be completed and filed with applicable securities regulatory authorities.

9.	Report to the Board on at least a quarterly basis on the results of the Committee’s activities, including the Committee’s review of the Corporation’s annual and interim financial statements.

Financial Reporting, Internal Control and Related Management Information Systems

10.

In consultation with the external auditors, review the integrity of the Corporation’s financial reporting processes, both internal and external, and the Corporation’s accounting policies as applied in its financial statements, to determine the quality and acceptability of the Corporation’s financial reporting.

11.	Review the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

12.	Receive timely reports from the external auditors concerning:

(a)	all critical accounting policies and practices of the Corporation,

(b)	all alternative accounting policies within generally accepted accounting principles that have been discussed with management; and

(c)	all material written correspondence and disagreements between management and the external auditors (including any management letter or schedule of unadjusted differences).

13.	Review summaries of significant, unusual or material off-balance sheet arrangements to assess their impact on the Corporation’s financial reporting process and financial statements.

14.

Jointly with the Human Resources and Compensation Committee review pension and other post-employment benefit liabilities, including underlying assumptions, financial health of pension plans and disclosure in the Corporation’s financial statements.

15.

Review the effectiveness and integrity of internal controls, including information systems related thereto, and disclosure processes and controls (as evaluated by the internal and external auditors or otherwise) and make recommendations with respect thereto.

16.	Review the appointment, removal, independence and performance of the Corporation’s internal auditor.

17.

Review the Corporation’s internal audit procedures, including the mandate of, and all reports issued by, the Corporation’s internal auditor and management’s response and subsequent follow up to any identified weaknesses.

18.	Review and approve an annual control assurance plan.

19.

Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal control or auditing matters, including a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and review and consider reports on the investigation and resolution of such complaints.

20.	Review reports of any fraud that involves management or other employees, particularly where such individuals have a significant role in the Corporation’s internal controls.

21.	Consider the implications of applicable laws and regulatory policies on the Corporation’s financial reporting process and financial statements.

22.	Review the status of performance monitoring information systems which relate to disclosure of non-financial information.

23.	Review major changes to management information systems that affect financial or internal control processes.

External Auditors

24.	Make recommendations to the Board and the shareholders of the Corporation, on an annual basis:

(a)	concerning the appointment of the external auditors (considering, in particular, their independence and effectiveness); and

(b)	concerning the terms of engagement and fees and other compensation to be paid to the external auditors.

25.

Oversee and review the qualifications and performance of the external auditors, who shall report directly and be accountable to the Committee (and ultimately, the Board), and approve any proposed discharge or change of the external auditors, or of the lead audit partner thereof, when circumstances warrant.

26.

Review in advance any engagements for non-audit services to be provided by the external auditors’ firm or its affiliates, together with estimated fees, along with any other significant relationships which the external auditors have with the Corporation, to confirm that such non-audit services and other relationships do not impair the independence of the external auditor and compliance with applicable laws.

27.

Request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationship with the Corporation, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Audit Process

28.	Review the audit plan with the external auditors and with senior management of the Corporation.

29.

Review, in camera with the external auditors, any problems experienced in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

30.	Review the post-audit or management letter, containing the recommendations of the external auditor and management’s response and subsequent follow up to any identified weakness.

31.	Resolve disputes, if any, that may arise between the external auditors and management regarding financial reporting.

Risk Management

32.

For those risk areas that the Board has assigned oversight to this committee, identify and review, with management, the principal risks in those areas facing the Corporation and ensure that management has in place the policies and systems to assess and manage these risks.

33.	Review financial risks (foreign exchange risk, interest rate risk, etc.) of the Corporation and the management of such risks.

34.	Review the Corporation’s long term financing strategy, annual financing plan and specific proposed financings not otherwise considered in such plan.

35.	Review the Corporation’s tax status and monitor its approach to tax strategy, including tax reserves and potential reassessments and audits.

36.	Review, with the Corporation’s internal legal counsel and/or external counsel, any material legal matter that could have a significant impact on the Corporation’s financial reporting.

37.

Review the status of the Corporation’s compliance with laws, regulations and internal policies and procedures, and the scope and status of systems designed to ensure such compliance, particularly in relation to contingent liabilities and material risks facing the Corporation.

38.	Review the amount and terms of any insurance to be obtained or maintained by the Corporation and any other related risk management policies or measures.

Other

39.

Engage and set the remuneration of such independent external advisors, including independent legal counsel, at the Corporation’s expense, as the Committee may deem necessary or desirable to carry out its duties.

40.

Review the appointment of the Chief Financial Officer and any key financial executives of the Corporation involved in the financial reporting process, and set policies for the hiring by the Corporation of employees or former employees of the Corporation’s external auditors.

41.	Review policies and procedures with respect to the expense accounts and perquisites of executives and directors of the Corporation.

42.	Review the succession plans for the Chair of the Committee and for Committee’s financial experts.

43.	Provide orientation and training for new members of the Committee and continuing education initiatives for existing members.

44.	Conduct all such investigations, or authorize others to conduct such investigations, as may be necessary or desirable with respect to matters within the Committee’s mandate.

45.

Review this charter of the Committee on an annual basis and suggest to the Corporate Governance and Nominating Committee of the Board such revisions as the Committee may believe to be required by new laws or to be prudent.

46.	Perform any other activities consistent with this Charter, the Corporation’s constating documents and governing law, as the Committee or the Board deems necessary or appropriate.

v

V. Responsibilities and Duties of the Chair of the Committee

To fulfill his or her responsibilities and duties, the Chair of the Committee shall:

•	Facilitate the effective operation and management of, and provide leadership to, the Committee.
•	Act as chair of meetings of the Committee.
•	Assist in setting the agenda for each meeting of the Committee and in otherwise bringing forward for consideration matters within the mandate of the Committee.
•	Facilitate the Committee’s interaction with management of the Corporation, the Board and other committees of the Board.
•	Act as a resource and mentor for other members of the Committee.
•	Perform such other duties and responsibilities as may be delegated to the Chair by the Committee from time to time.

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